SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

RESPIRONICS, INC.
(Name of Subject Company (Issuer))

MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of

PHILIPS HOLDING USA INC.
a wholly owned subsidiary of

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Joseph E. Innamorati, Esq.
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,899,365,658	$192,545.07

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 74,232,813 outstanding shares of common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued under the Rights Agreement, dated June 28, 1996, between Respironics, Inc. and Mellon Investor Services LLC, as amended, for a price of $66.00 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of December 18, 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Moonlight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a direct wholly owned subsidiary of Koninklijke Philips Electronics N.V. (“Royal Philips”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Respironics, Inc., a Delaware corporation (the “Company”), including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 28, 1996, between the Company and Mellon Investor Services LLC, as amended, for a price per Share of $66.00 net to the seller in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 3, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as each may be amended, supplemented or otherwise modified from time to time. This Schedule TO is being filed on behalf of Purchaser.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the offer is Respironics, Inc., a Delaware corporation. Its principal executive office is located at 1010 Murry Ridge Lane, Murrysville, PA 15668-8525 and its telephone number is (724) 387-5200. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a), (b) and (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x) and (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for the Shares,” “Procedure for Tendering the Shares,” “Withdrawal Rights,” “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration” and “Certain Conditions to the Offer” is incorporated herein by reference.

(a)(1)(ix) and (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” and “Adjustments to Prevent Dilution” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions” is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) and (c)(1)-(7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration” and “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions” and “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” and “Miscellaneous” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Effect of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 3, 2008
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated January 3, 2008
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated January 3, 2008
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(a)(1)(G)	Summary Publication as published in The New York Times on January 3, 2008
(a)(2)(A)	Press Release, issued by Royal Philips, dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2007)
(a)(2)(B)	Written Material, made available on the website of Royal Philips on December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2007)
(a)(2)(C)	Transcript of Royal Philips Conference Call held on December 21, 2007 at 10:00 AM CST (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 26, 2007)
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2007, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 27, 2007)
(d)(2)	Guarantee, dated as of December 20, 2007, sent by Royal Philips to the Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on December 27, 2007)
(d)(3)	Employment Agreement between Craig B. Reynolds and Parent, dated as of December 20, 2007
(d)(4)	Employment Agreement between Geoffrey C. Waters and Parent, dated as of December 20, 2007
(d)(5)	Employment Agreement between Derek Smith and Parent, dated as of December 20, 2007
(d)(6)	Employment Agreement between Donald J. Spence and Parent, dated as of December 20, 2007
(d)(7)	Employment Agreement between John L. Miclot and Parent, dated as of December 20, 2007
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOONLIGHT MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name:     Joseph E. Innamorati

Title:	Vice President

Dated:  January 3, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated January 3, 2008
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated January 3, 2008
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated January 3, 2008
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(G)	Summary Publication as published in The New York Times on January 3, 2008
(a)(2)(A)	Press Release, issued by Royal Philips, dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2007)
(a)(2)(B)	Written Material, made available on the website of Royal Philips on December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2007)
(a)(2)(C)	Transcript of Royal Philips Conference Call held on December 21, 2007 at 10:00 AM CST (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 26, 2007)
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2007, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 27, 2007)
(d)(2)	Guarantee, dated as of December 20, 2007, sent by Royal Philips to the Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on December 27, 2007)
(d)(3)	Employment Agreement between Craig B. Reynolds and Parent, dated as of December 20, 2007
(d)(4)	Employment Agreement between Geoffrey C. Waters and Parent, dated as of December 20, 2007
(d)(5)	Employment Agreement between Derek Smith and Parent, dated as of December 20, 2007
(d)(6)	Employment Agreement between Donald J. Spence and Parent, dated as of December 20, 2007
(d)(7)	Employment Agreement between John L. Miclot and Parent, dated as of December 20, 2007
(g)	Not applicable
(h)	Not applicable